

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2024

Artiva Biotherapeutics, Inc.
5505 Morehouse Drive, Suite 100
San Diego, CA 92121

Re: Artiva Biotherapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Exhibit Nos. 10.13, 10.16, 10.18 10.19, 10.20, 10.21, 10.25 and 10.26
Filed July 15, 2024
File No. 333-280568

Dear Fred Aslan:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences